Exhibit 99.2

Hello Everyone,

My name is Gemma from the Acquisitions team here at Masterworks.

Today we’re thrilled to bring you xIxnxfxixnxixtxyx xDxoxxtxsx x(xHxTxIx), by the prolific artist, Yayoi Kusama.

Yayoi Kusama is one of the most iconic living artists today. Since the 1950s, Kusama has worked actively in various media, including performance, painting, sculpture and immersive installations.

Her market boasts a 24.7% Annual Record Price Growth rate based on data from select sales occurring from October 1992 to June 2023, and her top auction record of $10.5 million makes her one of just two living female artists with auction records in excess of $10 million.

Yayoi Kusama’s Dot paintings stem from the artist’s life-long obsession with polka dots, a product of her obsessive compulsive disorder. Kusama paints the dots with a translucent silver impasto, which creates a mirror effect that adds to the overwhelming alloverism of the scale and composition of the Artwork.

So why do we like this painting? Three reasons:

One: As of June 2023 the market for Yayoi Kusama has a Sharpe Ratio of 1.28, the fifth highest of any artist tracked at Masterworks.

Two: We believe this work has good upside potential with a similar sales appreciation rate of 19.7% since 2007.

Three: And while not a guarantee of future Kusama returns, to date, Masterworks has exited an Infinity offering from Kusama with an Annualized Return of 17.6% in June 2023.

Thank you for joining us, and we look forward to bringing you this incredible work by Yayoi Kusama.